FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Pro forma financial information for the Group under the revised divisional structure

THE ROYAL BANK OF SCOTLAND GROUP plc

Set out below are summarised pro forma unaudited results for the Group under the revised divisional structure. These show the underlying performance of the Group including the full year results of the ABN AMRO businesses acquired by RBS.

These figures are provisional and may be refined in due course. However, no material adjustments are anticipated.

GROUP	2007	2006
	£m	£m

Total income	33,490	31,737

Operating expenses	16, 553	15,957

Insurance net claims	4,528	4,458
	_______	_______

Operating profit before impairment losses	12,4 09	11,3 22

Impairment losses	2, 095	2,0 00
	_______	_______
Group operating profit *	10,314	9,322
	_______	_______

BALANCE SHEET AT 31 DECEMBER 2007	2007 £bn

Loans and advances to customers – gross	70 7.2
Customer Deposits	55 9.0
Risk Weighted Assets	4 90.0

DIVISIONAL ANALYSIS	2007	2006
	£m	£m

Global Banking & Markets	4,916	4,365
Global Transaction Services	1,632	1,561
UK Retail & Commercial Banking	6,250	5,722
US Retail & Commercial Banking	1,557	1,821
Europe and Middle East Retail & Commercial Banking	760	662
Asia Retail & Commercial Banking	209	119
RBS Insurance	902	964
Global Manufacturing	(4,234)	(4,164)
Central items	(1,678)	(1,728)
	_______	_______
Group operating profit *	10,314	9,322
	_______	_______

* Group operating profit

E xcludes

•	RBS unusual items - credit market write-downs and goodwill payments, offset by the gain s on sale of Southern Water and certain other assets

•	ABN AMRO pre and post acquisition credit market write-downs and the impact of the LaSalle sale

•	RBS share of ABN AMRO’s shared assets

    •      amortisation of purchased intangible assets and integration costs; and

         Includes

•

the cost of funding the ABN AMRO acquisition within Central Items. Whilst part of the acquisition consideration was funded by the issue of preference shares, these pro forma results assume that the cash element of the consideration was debt funded.

THE ROYAL BANK OF SCOTLAND GROUP plc

	2007	2006
Global Banking & Markets	£m	£m

Rates, Currencies & Commodities	3,280	2,050
Equities	1,221	1,036
Credit Markets	2, 667	2,8 69
Asset & Portfolio Management	3, 722	3,9 36
	_______	_______
Total income	10,890	9,891
Direct expenses	5,850	5,476
	_______	_______
Contribution before impairment losses	5,040	4,415
Impairment losses	124	50
	_______	_______
Contribution	4,916	4,365
	_______	_______

Global Banking & Markets comprises the Global Banking and Markets businesses of RBS and ABN AMRO exc ept for transaction banking.

	2007	2006
Global Transaction Services	£m	£m

Net interest income	839	759
Non-interest income	1,348	1,318
	_______	_______
Total income	2,187	2,077
Direct expenses	543	519
	_______	_______
Contribution before impairment losses	1,644	1,558
Impairment losses	12	(3)
	_______	_______
Contribution	1,632	1,561
	_______	_______

Global Transaction Services comprises RBS and ABN AMRO transaction banking, UK and US corporate money transmission, UK and US merchant acquiring and UK commercial cards.

THE ROYAL BANK OF SCOTLAND GROUP plc

	2007	2006
UK Retail & Commercial Banking	£m	£m

Net interest income	6,677	6,406
Non-interest income	4,432	4,17 0
	_______	_______
Total income	11,109	10,57 6
Direct expenses	2,973	2,86 8
Insurance net claims	518	488
	_______	_______
Contribution before impairment losses	7,618	7,220
Impairment losses	1,368	1,498
	_______	_______
Contribution	6,250	5,722
	_______	_______

UK Retail & Commercial Banking comprises UK Retail Banking and UK Commercial Banking which are set out below.

	2007	2006
UK Retail Banking	£m	£m

Net interest income	4 , 680	4 , 544
Non-interest income	3,423	3,276
	_______	_______
Total income	8,103	7,820
Direct expenses	2,068	2,027
Insurance net claims	5 18	4 88
	_______	_______
Contribution before impairment losses	5 , 517	5 , 30 5
Impairment losses	1, 188	1,309
	_______	_______
Contribution	4,329	3,996
	_______	_______

UK Retail Banking comprises Retail Markets exc ept for merchant acquiring, commercial cards and International Wealth Management.

	2007	2006
UK Commercial Banking	£m	£m

Net interest income	1,997	1,862
Non-interest income	1,009	894
	_______	_______
Total income	3,006	2,756
Direct expenses	905	841
	_______	_______
Contribution before impairment losses	2,101	1,915
Impairment losses	18 0	189
	_______	_______
Contribution	1,921	1,726
	_______	_______

UK Commercial Banking comprises UK Corporate Banking except for money transmission.

THE ROYAL BANK OF SCOTLAND GROUP plc

	2007	2006
US Retail & Commercial Banking	$m	$m

Net interest income	3,873	3,765
Non-interest income	1,870	1,905
	_______	_______
Total income	5,743	5,670
Direct expenses	1,949	1,975
	_______	_______
Contribution before impairment losses	3,794	3,695
Impairment losses	682	333
	_______	_______
Contribution	3,112	3,362
	_______	_______

US Retail & Commercial Banking comprises Citizens except for corporate money transmission, merchant acquiring and its manufacturing activities.

	2007	2006
Europe and Middle East Retail & Commercial Banking	£m	£m

Net interest income	1,053	925
Non-interest income	363	287
	_______	_______
Total income	1,416	1,212
Direct expenses	521	423
	_______	_______
Contribution before impairment losses	895	789
Impairment losses	135	127
	_______	_______
Contribution	760	662
	_______	_______

Europe and Middle East Retail & Commercial Banking comprises Ulster Bank and ABN AMRO r etail and c ommercial businesses in Europe and Middle East.

	2007	2006
Asia Retail & Commercial Banking	£m	£m

Net interest income	285	226
Non-interest income	398	305
	_______	_______
Total income	683	531
Direct expenses	356	272
	_______	_______
Contribution before impairment losses	327	259
Impairment losses	118	140
	_______	_______
Contribution	209	119
	_______	_______

Asia Retail & Commercial Banking comprises the International Wealth Management activities of RBS and the r etail and c ommercial businesses of ABN AMRO in Asia.

Global Manufacturing comprises RBS and ABN AMRO Manufacturing activities. The scope of Global Manufacturing has been expanded to include US Retail & Commercial Banking’s manufacturing activities and UK Cards operations.

Central Items comprises RBS group and corporate functions, the RBS share of ABN AMRO’s head office costs and the pro forma funding costs associated with the ABN AMRO acquisition.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:28 February 2008

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat